Exhibit 99.1

New Gold Announces Second Quarter Results; Rainy River Construction on Schedule and on Budget

(All dollar figures are in US dollars unless otherwise indicated)

TORONTO, July 28, 2015 /CNW/ - New Gold Inc. ("New Gold") (TSX:NGD) (NYSE MKT:NGD) today announces its 2015 second quarter operational and financial results.

2015 SECOND QUARTER HIGHLIGHTS

•	Gold production of 86,442 ounces relative to 89,460 ounces in the prior-year quarter
•	Copper production of 23.6 million pounds relative to 25.5 million pounds in the prior-year quarter
•	Silver production of 0.4 million ounces consistent with prior-year quarter
•	All-in sustaining costs(1) of $922 per ounce, including total cash costs(2) of $410 per ounce
•	Net cash generated from operations before changes in working capital(3) of $63 million, or $0.12 per share
•	New Afton mill expansion successfully commissioned, ahead of schedule and under budget, resulting in increased recoveries of gold and copper as planned
•	June 30, 2015 cash balance of $327 million
•	Further strengthened financial flexibility by previously announced $175 million Rainy River streaming transaction with Royal Gold

"The second quarter further solidified our company's strong start to the year," stated Randall Oliphant, Executive Chairman. "Our gold production year-to-date has been consistent with our plans. After investing in the mill expansion and waste stripping at our open pit operations in the first six months of 2015, we are now positioned to benefit from higher gold production coupled with lower costs in the second half of the year. At the same time, we further increased our financial flexibility by $175 million with the recently announced Rainy River streaming transaction. We look forward to the acceleration of construction activity at Rainy River through the remainder of this year and into 2016."

CONSOLIDATED YEAR-TO-DATE OPERATIONAL RESULTS AND 2015 GUIDANCE

Consistent with the company's February 2015 guidance for the year, production of all metals was planned to be weighted to the second half of 2015. Based on the company's solid production through the first six months of the year, led by Mesquite and Cerro San Pedro, full-year gold production has the potential to be toward the high end of the original guidance range of 390,000 to 430,000 ounces. At the same time, consolidated copper production may be at the low end of the guidance range of 100 to 112 million pounds and consolidated silver production is expected to be within the original range of 1.75 to 1.95 million ounces.

New Gold's 2015 cost guidance was for all-in sustaining costs(1) of $745 to $785 per ounce, including total cash costs(2) of $340 to $380 per ounce. The company's cost guidance is based on assumptions of $2.75 per pound of copper and $16.00 per ounce of silver and foreign exchange rates for the Canadian dollar, Australian dollar and Mexican peso of $1.25, $1.25 and $15.00 to the U.S. dollar.

For the six-month period ended June 30, 2015, New Gold's all-in sustaining costs(1) were $969 per ounce, including total cash costs(2) of $449 per ounce. As the company's gross operating expenses are tracking in line with guidance, the primary driver behind all-in sustaining costs(1) and total cash costs(2) per ounce being above guidance in the first half of the year is the impact of the lower gold and copper production weighting noted above.

Looking forward, the company's all-in sustaining costs(1) and total cash costs(2) per ounce are expected to decrease as a result of the higher production in the second half of 2015. Year-to-date, the impact of the decrease in the copper price relative to the company's guidance assumption of $2.75 per pound has been largely offset by the benefit associated with the continued deprecation of the Canadian and Australian dollars relative to the U.S. dollar. Beyond the continued potential for changes in the relative movements of the copper price and foreign exchange rates in the second half of 2015, New Gold's full-year all-in sustaining costs(1) and total cash costs(2) per ounce may be impacted by two primary factors. As noted, full-year copper production may be at the low end of the guidance range and the relative gold production contribution from the company's higher cost mines has the potential to increase relative to the initial guidance.

Based on the company's guidance assumption of $2.75 per pound, a five million pound change in full-year copper production has the potential to impact costs by approximately $30 to $35 per ounce. At the same time, as a higher percentage of production is expected to be delivered by New Gold's open pit mines, all-in sustaining costs(1) and total cash costs(2) per ounce may be impacted by an additional $15 to $20 per ounce. As a result of these two factors, and despite the company's gross operating and sustaining capital expenditures being in line with guidance, New Gold's all-in sustaining costs(1) and total cash costs(2) per ounce may be approximately $50 per ounce above their guidance ranges.

2015 SECOND QUARTER OPERATIONAL RESULTS

New Gold's second quarter gold production of 86,442 ounces was slightly below that of the prior-year quarter. The slight decline in quarterly gold production was primarily attributable to lower production from the Peak Mines, the impact of which was only partially offset by increased production at both Mesquite and Cerro San Pedro. Consolidated copper production of 23.6 million pounds decreased relative to the prior-year quarter and silver production of 0.4 million ounces remained consistent.

Total cash costs(2) of $410 per ounce increased relative to the prior-year quarter primarily due to a $12 million, or $136 per ounce, decrease in copper and silver by-product revenues stemming from lower realized copper and silver prices(4). Quarterly all-in sustaining costs(1) of $922 per ounce decreased by $92 per ounce relative to the first quarter of 2015, however, were above those of the prior-year quarter due to the impact of lower by-product revenues. New Gold's second quarter cumulative sustaining capital, exploration, general and administrative, and amortization of reclamation expenditures remained in line with the prior-year quarter at $45 million, or $512 per ounce.

New Afton

Gold production at New Afton during the second quarter of 24,358 ounces was slightly below the prior-year quarter. Quarterly production was impacted as a planned increase in throughput was offset by the combination of lower gold grade and recovery decreases associated with the lower grade. The completion of the mill expansion project during the second quarter yielded positive results. With the benefit of finer grind size resulting from the commissioning of the vertical grinding mill, gold recovery in the second quarter was 83% relative to 80% in the first quarter of 2015.

New Afton's quarterly copper production of 19.9 million pounds was in line with the second quarter of 2014. An increase in throughput offset a decrease in copper grade, while copper recovery remained consistent. Similar to the benefits for gold recovery associated with the mill expansion, copper recovery in the second quarter averaged 86% relative to 82% in the first quarter of 2015.

The $322 per ounce increase in New Afton's total cash costs(2) to ($940) per ounce was primarily attributable to a $7 million, or $286 per ounce, decrease in copper by-product revenue relative to the prior-year quarter driven by a decrease in the realized price(4). Total cash costs(2) in the second quarter were further affected by the increase in ore tonnes mined and processed, the impact of which was largely offset by a 13% depreciation of the Canadian dollar relative to the U.S. dollar. New Afton's sustaining capital expenditures of $17 million increased by $3 million, or $111 per ounce, relative to the prior-year quarter, thus resulting in all-in sustaining costs(1) of ($235) per ounce in the second quarter of 2015.

NEW GOLD SUMMARY OPERATIONAL RESULTS

	Three months ended June 30		Six months ended June 30
	2015	2014	2015	2014

GOLD PRODUCTION (thousand ounces)
New Afton	24.4	26.3	48.3	53.7
Mesquite	22.5	18.4	48.2	44.2
Peak Mines	14.9	27.9	34.3	48.8
Cerro San Pedro	24.7	16.8	50.6	34.1
Total Gold Production	86.4	89.5	181.4	180.8

Total Gold Sales (thousand ounces)	87.8	84.7	180.2	178.8
Average Realized Gold Price per ounce(4)	$1,191	$1,304	$1,210	$1,306

COPPER PRODUCTION (million pounds)
New Afton	19.9	21.0	39.5	43.0
Peak Mines	3.7	4.5	7.1	8.4
Total Copper Production	23.6	25.5	46.6	51.4

Total Copper Sales (million pounds)	23.7	24.3	45.8	49.4
Average Realized Copper Price per pound(4)	$2.72	$3.09	$2.66	$3.03

SILVER PRODUCTION (thousand ounces)
New Afton	61.2	59.7	121.4	123.4
Peak Mines	26.8	34.5	52.3	66.8
Cerro San Pedro	338.9	326.0	635.5	644.7
Total Silver Production	426.9	420.2	809.2	834.9

Total Silver Sales (thousand ounces)	444.1	414.2	776.8	830.8
Average Realized Silver Price per ounce(4)	$16.23	$19.53	$16.41	$19.97

TOTAL CASH COSTS(2)($ per ounce)
New Afton	($940)	($1,262)	($889)	($1,273)
Mesquite	839	993	867	928
Peak Mines	1,157	627	974	681
Cerro San Pedro	879	1,169	944	1,051
Total Cash Costs(2)	$410	$251	$449	$253

All-IN SUSTAINING COSTS(1)($ per ounce)
New Afton	($235)	($678)	($295)	($671)
Mesquite	1,533	1,413	1,632	1,191
Peak Mines	1,549	928	1,337	1,000
Cerro San Pedro	889	1,322	955	1,193
All-in Sustaining Costs(1)	$922	$745	$969	$707

New Afton's second quarter co-product cash costs(2) were $466 per ounce of gold and $1.06 per pound of copper relative to $442 per ounce and $1.02 per pound in the prior-year quarter. The mine's second quarter co-product all-in sustaining costs(1) of $708 per ounce of gold and $1.61 per pound of copper increased when compared to $643 per ounce and $1.48 per pound in the second quarter of 2014 due to the $3 million increase in sustaining capital expenditures.

For the six-month period ended June 30, 2015, gold production at New Afton of 48,270 ounces was below the prior-year period production of 53,676 ounces as the combination of lower gold grade and first quarter recovery was only partially offset by higher throughput.

New Afton's first half copper production of 39.5 million pounds was below prior-year period production of 43.0 million pounds for reasons consistent with those noted above for gold production.

New Afton's total cash costs(2) for the six-month period ended June 30, 2015 of ($889) per ounce were impacted by a $22 million, or $469 per ounce, decrease in copper by-product revenue relative to the prior-year period driven by a combination of the decrease in the realized price(4) and lower copper sales volumes. New Afton's sustaining capital expenditures in the first half of 2015 of $27 million remained in line with the prior-year period, thus resulting in all-in sustaining costs(1) of ($295) per ounce for the six-month period ended June 30, 2015.

New Afton's co-product cash costs(2) were $480 per ounce of gold and $1.04 per pound of copper in the first half of 2015 relative to $427 per ounce and $0.97 per pound in the prior-year period and the mine's co-product all-in sustaining costs(1) were $689 per ounce of gold and $1.49 per pound of copper compared to $636 per ounce and $1.45 per pound.

As New Afton moves into the second half of 2015, production of both gold and copper is expected to benefit from the completion of the mill expansion in the second quarter. Production should increase in each of the final two quarters of the year and New Afton is expected to finish the year within its gold production guidance range of 105,000 to 115,000 ounces. Full-year copper production is expected to be at the low end of the guidance range of 85 to 95 million pounds as year-to-date realized copper grades have been slightly below the company's expectations. Though New Afton's gross operating costs have been in line with the company's plans, the year-to-date average realized copper price(4) of $2.66 per pound has been below the company's guidance assumption of $2.75 per pound which, when combined with planned lower first half gold and copper production, has negatively impacted the mine's total cash costs(2) and all-in sustaining costs(1) per ounce relative to guidance. At New Afton, every $0.25 per pound change in the copper price results in an approximate $200 per ounce change in the mine's total cash costs(2) and all-in sustaining costs(1) per ounce.

Total cash costs(2) and all-in sustaining costs(1) per ounce in the second half of 2015 should benefit from the combination of higher gold and copper production, however, costs will also continue to be impacted by external variables including the copper price and Canadian dollar exchange rate. Based on the potential for full-year copper production to be at the low end of the guidance range and the copper price currently being below the company's guidance assumption of $2.75 per pound, New Afton's costs have the potential to be approximately $200 per ounce above the mine's guidance of ($1,070) to ($1,030) per ounce for total cash costs(2) and ($560) to ($520) per ounce for all-in sustaining costs(1).

Mesquite

Mesquite's second quarter gold production of 22,501 ounces increased by 22% relative to the prior-year quarter. The increase in production was driven by the combination of a 78% increase in ore tonnes mined and placed on the leach pad and faster process recoveries resulting from the new leach pad being commissioned ahead of schedule during the second quarter. The benefit of the significant increase in ore tonnes was partially offset as a portion of the tonnes contained lower gold grades relative to the second quarter of 2014. Consistent with the company's expectations, Mesquite delivered a significant increase in ore tonnes mined and placed relative to the first quarter of 2015 which positions the mine well for a strong second half of 2015.

Mesquite's second quarter total cash costs(2) of $839 per ounce were $154 per ounce below the prior-year quarter with the decrease primarily attributable to higher quarterly production. Second quarter sustaining capital expenditures of $15 million were $10 million higher than the prior-year quarter. This resulted in Mesquite's all-in sustaining costs(1) of $1,533 per ounce temporarily remaining above normal levels. The increase in sustaining capital expenditures was attributable to costs associated with Mesquite's leach pad expansion as well as the capitalization of waste stripping costs in April, a period during which the waste to ore ratio was well above the life-of-mine average.

For the six-month period ended June 30, 2015, gold production of 48,188 ounces increased by 9% relative to the same period of the prior year. The increase in production was attributable to an increase in ore tonnes mined and placed on the leach pad which was partially offset by lower gold grade.

Mesquite's total cash costs(2) of $867 per ounce for the six-month period ended June 30, 2015 were $61 per ounce below the same period of the prior year. At the same time, as a result of the company's planned focus on waste stripping as well as the leach pad expansion, Mesquite's all-in sustaining costs(1) in the first half of 2015 were $1,632 per ounce.

As a result of Mesquite's strong first half operating performance, the mine's full-year gold production has the potential to exceed the high end of its guidance range of 110,000 to 120,000 ounces by 5,000 to 10,000 ounces. The combination of the planned higher second half production and lower sustaining capital expenditures is expected to result in a significant decrease in all-in sustaining costs(1) in the final two quarters of 2015. Mesquite's 2015 full-year total cash costs(2) are expected to come in significantly below the guidance range of $925 to $965 per ounce due to the combined benefit of higher production and approximately $20 million of waste stripping costs being capitalized. Mesquite's all-in sustaining costs(1) are expected to be slightly below the guidance range of $1,290 to $1,330 per ounce.

Peak Mines

Second quarter gold production at the Peak Mines of 14,892 ounces was well below that of the prior-year quarter due to the combined impact of lower tonnes processed, gold grade and recovery. As previously disclosed, the main stoping area of the Perseverance ore body experienced geotechnical challenges in March of 2015 which led to reduced accessibility and a decrease in tonnes mined and processed from this area during the second quarter. As a result, ore was primarily sourced from the Peak Mines' more copper-rich ore bodies, including Chesney and New Cobar. Activity in the Perseverance ore body during the quarter focused primarily on rehabilitation and remediation of the impacted area, however, by the end of the quarter, mining activity at Perseverance was operating at 60% to 70% of historical levels. With the benefit of the improved operating performance at Perseverance towards the end of the quarter, ore tonnes mined and processed increased toward planned levels which helped drive gold production of 9,112 ounces in June.

Quarterly copper production of 3.7 million pounds was 0.8 million pounds below the prior-year quarter due to the combination of lower ore tonnes processed and lower recoveries, while copper grade remained consistent. Similar to the strong gold production month in June, copper production in the final month of the second quarter was 1.4 million pounds.

Total cash costs(2) at the Peak Mines of $1,157 per ounce increased relative to the prior-year quarter primarily due to a 50% decrease in gold sales volumes. The Peak Mines' quarterly operating expenses, net of copper by-product revenue, remained in line with the second quarter of 2014 as the benefit of the 20% depreciation of the Australian dollar relative to the U.S. dollar offset the combination of lower copper by-product revenue and costs associated with the rehabilitation of Perseverance. All-in sustaining costs(1) per ounce in the second quarter also increased, despite a $3 million decrease in sustaining capital expenditures relative to the prior-year quarter, as they were similarly impacted by the lower gold sales volumes.

For the six-month period ended June 30, 2015, gold production at the Peak Mines of 34,320 ounces was well below production of 48,826 ounces in the same period of the prior year due to a combination of lower throughput and gold grade primarily related to the geotechnical challenges at Perseverance.

Copper production in the first half of 2015 of 7.1 million pounds was below the 8.4 million pounds produced in prior-year period primarily due to lower throughput.

Total cash costs(2) of $974 per ounce and all-in sustaining costs(1) of $1,337 per ounce at the Peak Mines in the six-month period ended June 30, 2015 increased relative to the prior-year period primarily due to the lower gold sales volumes as the impact of lower copper by-product revenue was offset by the depreciation of the Australian dollar relative to the U.S. dollar.

As remediation of Perseverance continues to completion, gold production in the second half of 2015 is expected to increase significantly relative to the first two quarters of the year. With the benefit of a stronger finish to the year, full-year gold production at the Peak Mines is expected to be close to the low end of the guidance range of 85,000 to 95,000 ounces despite the geotechnical challenges experienced in March. Copper production in the final two quarters of 2015 should remain consistent with that of the first half, thus full-year copper production is expected to come in below the guidance range of 15 to 17 million pounds. Total cash costs(2) and all-in sustaining costs(1) per ounce in the second half of 2015 should benefit from the combination of higher gold production and lower rehabilitation requirements, however, as a result of the lower than planned copper production, full-year costs at the Peak Mines are expected to be remain approximately $50 per ounce above the guidance of $660 to $700 per ounce for total cash costs(2) and $1,005 to $1,045 per ounce for all-in sustaining costs(1).

Beyond the operational results, the Peak Mines further solidified its track record of continual exploration success during the second quarter. Results of exploration drilling at the historic Great Cobar mine, located approximately nine kilometres from the Peak Mines mill, continued to extend and delineate a new high-grade copper-gold lode located approximately 200 metres to the south of the historic mine workings. Recent exploration highlights include drill hole GC17 which intercepted two lenses of strong mineralization at a vertical depth ranging from 550 to 625 metres from surface. The first lens included 14 metres (10 metres true thickness) averaging 1.08 grams per tonne gold, 6.11% copper and 47 grams per tonne silver at a down-hole depth of 622 to 636 metres. This intercept was followed by a second lens that included 8 metres (5.8 metres true thickness) averaging 0.46 grams per tonne gold, 0.84% copper, 22 grams per tonne silver, 0.46% lead and 2.64% zinc at a down-hole depth of 693 to 701 metres. Beginning at a depth of less than 100 metres from surface, the southern lode has been delineated over dimensions measuring approximately 800 metres vertically, 250 metres along strike and 10 metres true thickness. Additional exploration drilling to test the limits of the southern lode at Great Cobar is planned for the second half of 2015.

Cerro San Pedro

Cerro San Pedro continued its strong start to the year with second quarter gold production of 24,691 ounces increasing relative to the prior-year quarter. The 47% increase in gold production relative to the second quarter of 2014 was driven by a significant increase in ore tonnes mined and placed on the leach pad coupled with higher gold grade. Consistent with the company's plans, the focus on waste stripping in 2014 has enabled Cerro San Pedro to deliver strong gold production in 2015.

Quarterly silver production at Cerro San Pedro of 0.3 million ounces was consistent with the prior-year quarter.

Both Cerro San Pedro's second quarter total cash costs(2) of $879 per ounce and all-in sustaining costs(1) of $889 per ounce were well below those of the prior-year quarter. When compared to the second quarter of 2014, costs benefitted from a combination of the higher gold production base, depreciation of the Mexican peso relative to the U.S. dollar and lower sustaining capital expenditures. These benefits were only partially offset by a decrease in silver by-product revenue resulting from the lower realized silver price(4).

For the six-month period ended June 30, 2015, Cerro San Pedro's gold production of 50,641 ounces increased by 48% when compared to the same period of the prior year. The increase in production was attributable to a combination of an increase in ore tonnes mined and placed on the leach pad and higher gold grade.

Silver production in the first half of 2015 of 0.6 million ounces remained consistent with the prior-year period.

Cerro San Pedro's total cash costs(2) of $944 per ounce and all-in sustaining costs(1) of $955 per ounce in the six-month period ended June 30, 2015 were below those of the prior-year period for reasons consistent with those related to the decrease in second quarter costs.

On July 16, 2015, Cerro San Pedro achieved a very significant milestone by surpassing three million man-hours worked without a lost time incident.

Cerro San Pedro's operating performance through the first six months of 2015 has positioned the mine well relative to its full-year production and cost guidance. Cerro San Pedro's full-year gold production could reach the high end of its guidance range of 90,000 to 100,000 ounces. At the same time, Cerro San Pedro's costs in the six-month period ended June 30, 2015 are tracking well when compared to the guidance for total cash costs(2) of $955 to $995 per ounce and all-in sustaining costs(1) of $1,005 to $1,045 per ounce. The mine is expected to have a strong second half and has the potential to deliver full-year costs below the guidance range. It should be noted, however, that Cerro San Pedro's full-year costs will also continue to be impacted by external variables including the silver price and Mexican peso exchange rate.

"The second quarter demonstrated the value of having a portfolio of operating mines," stated David Schummer, Executive Vice President and Chief Operating Officer. "As we worked through some of the challenges at the Peak Mines, both Mesquite and Cerro San Pedro stepped up with strong production quarters while New Afton extended its solid operational track record. We look forward to building on our operating performance with a strong second half of 2015."

2015 SECOND QUARTER FINANCIAL RESULTS

NEW GOLD SUMMARY FINANCIAL RESULTS

	Three months ended June 30		Six months ended June 30
(in millions of U.S. dollars, except where noted)	2015	2014	2015	2014

Revenues	167.7	178.1	$336.6	$368.6

Operating Margin(6)	69.5	82.8	138.8	174.8

Adjusted Net (Loss)/Earnings(5)	(1.3)	8.2	(6.4)	26.4
Adjusted Net (Loss)/Earnings per Share(5)	(0.00)	0.02	(0.01)	0.05

Net Earnings/(Loss)	9.4	16.2	(34.4)	14.4
Net Earnings/(Loss) per Share	0.02	0.03	(0.07)	0.03

Net Cash Generated from Operations before Changes in
Working Capital(3)	62.7	71.9	130.1	162.0
Net Cash Generated from Operations	56.9	59.3	126.7	140.7

Second quarter revenues decreased relative to the prior-year quarter as the impact of lower realized metal prices(4) was only partially offset by New Gold's operations delivering higher gold and silver sales volumes when compared to the second quarter of 2014. When compared to the prior-year quarter, the average realized price(4) decreased by $113 per ounce of gold, $0.37 per pound of copper and $3.30 per ounce of silver. For the six-month period ended June 30, 2015, revenues were impacted by the combination of lower realized metal prices(4) and copper sales volumes which was only partially offset by higher gold sales volumes relative to the same period of the prior year.

The decrease in New Gold's operating margin(6) in the second quarter was driven by lower revenues. The company's operating expenses were in line with the prior-year quarter as costs associated with increased mining activity at each of New Afton, Mesquite and the Peak Mines were largely offset by the combined benefit of the depreciation of the Canadian and Australian dollars relative to the U.S. dollar. The company's operating margin(6) in the first half of 2015 was similarly impacted by lower revenues and increased mining activity which was partially offset by the depreciation of the Canadian and Australian dollars relative to the U.S. dollar.

New Gold had an adjusted net loss(5) of $1 million, or $0.00 per share, in the second quarter of 2015. The adjusted net loss(5) was attributable to the decrease in operating margin(6) coupled with increased finance costs which was partially offset by lower depreciation and depletion and corporate administration and exploration and business development expenditures. The increase in finance costs was due to the company no longer capitalizing a portion of its interest expense for activities at Blackwater. The company reported net earnings of $9 million, or $0.02 per share. The reported net earnings included the impact of a $4 million pre-tax foreign exchange gain and a $7 million pre-tax gain on the mark to market of the company's share purchase warrants.

The company's second quarter net cash generated from operations before changes in working capital(3) was $63 million. The impact to cash flow generation of lower metal prices was partially offset by an aggregate $6 million decrease in corporate administration and exploration and business development expenses relative to the prior-year quarter. Cash generated from operations of $57 million remained in line with the second quarter of 2014 despite the decrease in metal prices. For the six-month period ended June 30, 2015, New Gold's net cash generated from operations before changes in working capital(3) was $130 million and cash generated from operations was $127 million. The impact of lower metal prices in the first half of 2015 was partially offset by an $8 million reduction in corporate administration and exploration and business development expenses as well as lower cash taxes when compared to the same period of the prior year.

FINANCIAL UPDATE

New Gold's cash and cash equivalents were $327 million as at June 30, 2015. In addition, on July 20, 2015, the company announced that it entered into a $175 million streaming transaction with RGLD Gold AG, a wholly-owned subsidiary of Royal Gold Inc. ("Royal Gold"), which provides New Gold with further financial flexibility. Royal Gold paid the first $100 million of the deposit concurrent with the entering into the transaction. The remaining $75 million will be paid when 60% of the estimated Rainy River project development capital has been spent, which is expected to be by mid-2016, and other customary conditions precedent have been met. The company also has a $300 million revolving credit facility of which $64 million has been used to issue letters of credit with the balance remaining undrawn. New Gold's June 30, 2015 cash balance of $327 million together with Royal Gold's full $175 million deposit and the amount available for drawdown under New Gold's revolving credit facility provide the company with approximately $738 million of liquidity.

At the end of the second quarter of 2015, the face value of the company's long-term debt was $893 million (book value – $879 million). The components of the debt include: $300 million of 7.00% face value senior unsecured notes due in April of 2020, $500 million of 6.25% face value senior unsecured notes due in November of 2022, and $93 million in El Morro funding loans, repayable out of a portion of New Gold's 30% share of El Morro cash flow upon the start of commercial production. The company currently has approximately 509 million shares outstanding.

"Our quarter-end cash balance coupled with the Rainy River stream deposit leaves us well positioned from a liquidity perspective," stated Brian Penny, Executive Vice President and Chief Financial Officer. "Importantly, as the majority of the Rainy River capital is denominated in Canadian dollars, the continued depreciation of the dollar has the potential to provide significant economic benefit to us as expenditures at Rainy River increase in the coming quarters."

PROJECTS UPDATE

RAINY RIVER

Development activity at New Gold's Rainy River project, located in northwestern Ontario, has continued to advance on schedule, with first production remaining on target for mid-2017. Over its first nine years of full production, the 21,000 tonne per day, combined open pit-underground operation is expected to produce an average of 325,000 ounces of gold per year at all-in sustaining costs(1) of approximately $670 per ounce, including total cash costs(2) of $570 per ounce.

RAINY RIVER – SECOND QUARTER 2015 PROJECT UPDATES

•	Permits to enable commencement of major earthworks construction received in May
•	Detailed engineering – on schedule and approximately 95% complete
•	Construction-related activities progressing on schedule
•	Temporary accommodation facility – 80% complete
•	First major earthworks for the process plant site commenced in May; scheduled for completion in the fourth quarter of 2015
•	First concrete pour for primary crusher foundation successfully completed on July 20, 2015
•	Delivery of initial truck fleet and shovels on schedule for the third quarter of 2015
•	Delivery of mills on schedule for the fourth quarter of 2015
•	Five prospective areas within five-kilometre radius of mine development area identified for potential drill testing in the second half of 2015

Project capital expenditures at Rainy River during the second quarter totalled $33 million, bringing the total project development capital spending through June 30, 2015 to $120 million. Through mid-2015, New Gold has spent 14% of the total development capital estimate of $877 million. Beyond the $119 million that has been spent, the company has committed an additional $258 million of the project development capital. Through mid-2016, with approximately 43% of the total capital either spent or committed, the project's capital estimate remains on budget.

Subsequent to the end of the quarter, New Gold entered into a streaming transaction with Royal Gold. Under the terms of the agreement, Royal Gold will provide New Gold with a deposit of $175 million in exchange for the delivery by New Gold of a percentage of the future gold and silver production from the Rainy River project. Royal Gold paid $100 million of the deposit concurrent with entering into the transaction and the remaining $75 million will be paid when 60% of the estimated project development capital has been spent and other customary conditions precedent are met. Based on the currently planned timing of development capital expenditures at Rainy River, it is estimated that 60% of the project development costs will have been spent by mid-2106.

Upon the start of production at Rainy River, New Gold will deliver 6.50% of the Project's monthly gold production and 60% of the monthly silver production to Royal Gold until a total of 230,000 ounces of gold and 3.1 million ounces of silver have been delivered (the "Ounce Thresholds"). Once each of the Ounce Thresholds has been satisfied, the stream percentage for that metal will decrease by 50% such that New Gold will be required to deliver 3.25% of the Project's gold production and 30% of the silver production. In addition to the $175 million deposit, Royal Gold will be required to pay New Gold in cash 25% of the average spot gold price and silver price at the time the stream ounces are delivered.

The streaming transaction enabled New Gold to secure over 20% of the remaining development capital costs for less than 6% of the project's estimated future revenues at today's metal prices. The transaction increases the project's rate of return for New Gold equity holders by approximately 3% and, importantly, was structured to maximize the company's exposure to both the continued exploration potential of the Rainy River district and long-term gold and silver prices.

Overall, the Rainy River project enhances New Gold's growth pipeline through its manageable capital costs, significant production scale at below current industry average costs and exciting regional exploration potential in a great mining jurisdiction. The company looks forward to advancing the Rainy River project and providing further updates on its development through the remainder of 2015 and beyond.

"Construction activity at Rainy River is advancing quickly and on schedule," stated Robert Gallagher, President and Chief Executive Officer. "During the second quarter we had our official ground breaking, last week we had our first concrete pour for the processing facility and over the next two months the initial equipment fleet will arrive which will position us to start the pre-stripping of the open pit later this year and construction of the tailings facility in early 2016."

BLACKWATER

The company's Blackwater project, located in south-central British Columbia, is expected to produce an average of 485,000 ounces of gold per year at below industry average costs. The current focus at Blackwater is working towards the approval of the Environmental Assessment. Work continued with the Canadian Environmental Assessment Agency and the British Columbia Environmental Assessment Office to advance the Federal and Provincial Environmental Assessment. The final Environmental Assessment is scheduled to be issued to First Nations and regulators during the third quarter of 2015. Capital expenditures during the second quarter were $1 million and were related to the continued advancement of the environmental assessment process and associated environmental and engineering studies. For the six-month period ended June 30, 2015, capital expenditures at Blackwater were $3 million.

Exploration field activities at Blackwater resumed in May to follow up on the favourable results of the 2014 field program. During last year's program the company's exploration team confirmed the presence a broad area of prospective porphyry and epithermal style geology extending three to five kilometres south and west of the main Blackwater deposit. Detailed surface reconnaissance and geophysical surveys completed in June have identified three target areas scheduled for drill testing during the third quarter of 2015.

In the current commodity price environment, New Gold plans to sequence the development of its projects with the near-term focus being on the advancement of the lower capital cost Rainy River project. Thereafter, the timing of Blackwater's development will be driven by prevailing market conditions over the coming years.

EL MORRO

New Gold's share of the El Morro project provides the company with a 30% fully-carried interest in a world-class gold-copper project in north-central Chile. Under the terms of New Gold's agreement with Goldcorp Inc. ("Goldcorp"), Goldcorp is responsible for funding New Gold's full 30% share of capital costs. The carried funding accrues interest at a fixed rate of 4.58%. New Gold will repay its share of capital plus accumulated interest out of 80% of its share of the project's cash flow with New Gold retaining 20% of its share of cash flow from the time production commences.

On November 7, 2014, Goldcorp announced that it had withdrawn the Environmental Impact Study ("EIS") for the El Morro project. The decision was made after an October 7, 2014 ruling by the Chilean Supreme Court that invalidated the EIS. Since that time, the El Morro project team has continued to progress its studies to determine the optimal development plan for the El Morro project.

El Morro remains one of the highest-grade undeveloped deposits in the world with a substantial base of gold and copper mineral reserves. In addition, the broader El Morro land package totals 417 square kilometres with significant untested exploration potential.

WEBCAST AND CONFERENCE CALL

A webcast and conference call to discuss these results and the streaming transaction will be held on Wednesday, July 29, 2015 at 9:00 a.m. Eastern time. Participants may listen to the webcast by registering on our website at www.newgold.com. You may also listen to the conference call by calling toll free 1-888-231-8191, or 1-647-427-7450 outside of the U.S. and Canada. A recorded playback of the conference call will be available until August 31, 2015 by calling toll free 1-855-859-2056, or 1-416-849-0833 outside of the U.S. and Canada, passcode 76281198. An archived webcast will also be available until October 28, 2015 at www.newgold.com.

ABOUT NEW GOLD INC.

New Gold is an intermediate gold mining company. The company has a portfolio of four producing assets and three significant development projects. The New Afton Mine in Canada, the Mesquite Mine in the United States, the Peak Mines in Australia and the Cerro San Pedro Mine in Mexico, provide the company with its current production base. In addition, New Gold owns 100% of the Rainy River and Blackwater projects, both in Canada, as well as 30% of the El Morro project located in Chile. New Gold's objective is to be the leading intermediate gold producer, focused on the environment and social responsibility. For further information on the company, please visit www.newgold.com.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain information contained in this news release, including any information relating to New Gold's future financial or operating performance are "forward looking". All statements in this news release, other than statements of historical fact, which address events, results, outcomes or developments that New Gold expects to occur are "forward-looking statements". Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "targeted", "estimates", "forecasts", "intends", "anticipates", "projects", "potential", "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "should", "might" or "will be taken", "occur" or "be achieved" or the negative connotation of such terms. Forward-looking statements in this news release include, among others, the statements under the heading "2015 Outlook" and statements with respect to: mineral reserve and resource estimates; total cash costs and all-in sustaining costs, and the factors contributing to those expected results, as well as expected capital expenditures; the expected production, costs and operating parameters of the Rainy River project; payment of the remaining $75 million from Royal Gold and the timing of such payment; planned production and activities for 2015 and beyond at the company's operations and projects, as well as planned exploration activities; grades expected to be mined at the company's operations; expected production for the Blackwater project; targeted timing for commissioning and full production (and other activities) related to Rainy River and the sequencing of Blackwater.

All forward-looking statements in this news release are based on the opinions and estimates of management as of the date such statements are made and are subject to important risk factors and uncertainties, many of which are beyond New Gold's ability to control or predict. Certain material assumptions regarding such forward-looking statements are discussed in this news release, New Gold's annual and quarterly management's discussion and analysis ("MD&A"), its Annual Information Form and its Technical Reports filed at www.sedar.com. In addition to, and subject to, such assumptions discussed in more detail elsewhere, the forward-looking statements in this news release are also subject to the following assumptions: (1) there being no significant disruptions affecting New Gold's operations; (2) political and legal developments in jurisdictions where New Gold operates, or may in the future operate, being consistent with New Gold's current expectations; (3) the accuracy of New Gold's current mineral reserve and resource estimates; (4) the exchange rate between the Canadian dollar, Australian dollar, Mexican peso and U.S. dollar being approximately consistent with current levels; (5) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (6) equipment, labour and materials costs increasing on a basis consistent with New Gold's current expectations; (7) arrangements with First Nations and other Aboriginal groups in respect of Rainy River and Blackwater being consistent with New Gold's current expectations; (8) all required permits, licenses and authorizations being obtained from the relevant governments and other relevant stakeholders within the expected timelines; (9) the results of the feasibility studies for the Rainy River and Blackwater projects being realized; and (10) commodity prices and exchange rates being consistent with those estimated for purposes of 2015 guidance.

Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: significant capital requirements and the availability and management of capital resources; additional funding requirements; price volatility in the spot and forward markets for metals and other commodities; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States, Australia, Mexico and Chile; discrepancies between actual and estimated production, between actual and estimated reserves and resources and between actual and estimated metallurgical recoveries; changes in national and local government legislation in Canada, the United States, Australia, Mexico and Chile or any other country in which New Gold currently or may in the future carry on business; taxation; controls, regulations and political or economic developments in the countries in which New Gold does or may carry on business; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining the validity and enforceability of the necessary licenses and permits and complying with the permitting requirements of each jurisdiction in which New Gold operates, including, but not limited to: in Canada, obtaining the necessary permits for the Rainy River and Blackwater projects; in Mexico, where Cerro San Pedro has a history of ongoing legal challenges related to our environmental authorization; and in Chile, where certain activities at El Morro have been delayed due to litigation relating to its environmental permit; the lack of certainty with respect to foreign legal systems, which may not be immune from the influence of political pressure, corruption or other factors that are inconsistent with the rule of law; the uncertainties inherent to current and future legal challenges New Gold is or may become a party to; diminishing quantities or grades of reserves and resources; competition; loss of key employees; rising costs of labour, supplies, fuel and equipment; actual results of current exploration or reclamation activities; uncertainties inherent to mining economic studies including the feasibility studies for Rainy River and Blackwater and the New Afton C-zone study; the uncertainty with respect to prevailing market conditions necessary for a positive development decision at Blackwater; changes in project parameters as plans continue to be refined; accidents; labour disputes; defective title to mineral claims or property or contests over claims to mineral properties; unexpected delays and costs inherent to consulting and accommodating rights of First Nations and other Aboriginal groups; risks, uncertainties and unanticipated delays associated with obtaining and maintaining necessary licenses, permits and authorizations and complying with permitting requirements, including those associated with the environmental assessment process for Blackwater. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental events and hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks) as well as "Risk Factors" included in New Gold's disclosure documents filed on and available at www.sedar.com.

Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained in this news release are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

CAUTIONARY NOTE TO U.S. READERS CONCERNING ESTIMATES OF MINERAL RESERVES AND MINERAL RESOURCES

Information concerning the properties and operations of New Gold has been prepared in accordance with Canadian standards under applicable Canadian securities laws, and may not be comparable to similar information for United States companies. The terms "Mineral Resource", "Measured Mineral Resource", "Indicated Mineral Resource" and "Inferred Mineral Resource" used in this news release are Canadian mining terms as defined in the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Definition Standards for Mineral Resources and Mineral Reserves adopted by CIM Council on May 10, 2014 and incorporated by reference in National Instrument 43-101.  While the terms "Mineral Resource", "Measured Mineral Resource", "Indicated Mineral Resource" and "Inferred Mineral Resource" are recognized and required by Canadian securities regulations, they are not defined terms under standards of the United States Securities and Exchange Commission.  As such, certain information contained in this news release concerning descriptions of mineralization and mineral resources under Canadian standards is not comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of the United States Securities and Exchange Commission.

An "Inferred Mineral Resource" has a great amount of uncertainty as to its existence and as to its economic and legal feasibility.  Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies.  It cannot be assumed that all or any part of an "Inferred Mineral Resource" will ever be upgraded to a higher confidence category through additional exploration drilling and technical evaluation.   Readers are cautioned not to assume that all or any part of an "Inferred Mineral Resource" exists or is economically or legally mineable.

Under United States standards, mineralization may not be classified as a "Reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve estimation is made.  Readers are cautioned not to assume that all or any part of the measured or indicated mineral resources will ever be converted into mineral reserves. In addition, the definitions of "Proven Mineral Reserves" and "Probable Mineral Reserves" under CIM standards differ in certain respects from the standards of the United States Securities and Exchange Commission.

TECHNICAL INFORMATION

The scientific and technical information in this news release has been reviewed and approved by Mark A. Petersen, Vice President, Exploration of New Gold. Mr. Petersen is a Registered Member of the Society for Mining, Metallurgy & Exploration (SME), a Certified Professional Geologist and member of the American Institute of Professional Geologists (AIPG), and a "Qualified Person" as defined under National Instrument 43-101.

For a detailed breakdown of Mineral Reserves and Mineral Resources by category, as well as key assumptions, parameters and risks, refer to New Gold's Annual Information Form for the year ended December 31, 2014.

NON-GAAP MEASURES

(1) ALL-IN SUSTAINING COSTS
"All-in sustaining costs" per ounce is a non-GAAP financial measure. Consistent with guidance announced in 2013 by the World Gold Council, an association of various gold mining companies from around the world of which New Gold is a member, New Gold defines "all-in sustaining costs" per ounce as the sum of total cash costs, capital expenditures that are sustaining in nature, corporate general and administrative costs, capitalized and expensed exploration that is sustaining in nature and environmental reclamation costs, all divided by the ounces of gold sold to arrive at a per ounce figure. New Gold believes this non-GAAP financial measure provides further transparency into costs associated with producing gold and assists analysts, investors and other stakeholders of the company in assessing the company's operating performance, its ability to generate free cash flow from current operations and its overall value. This data is furnished to provide additional information and is a non-GAAP financial measure. All-in sustaining costs presented do not have a standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS and is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS. Further details regarding historical all-in sustaining costs and a reconciliation to the nearest IFRS measures are provided below and in the MD&A accompanying New Gold's financial statements filed from time to time on www.sedar.com.

(2) TOTAL CASH COSTS
"Total cash costs" per ounce is a non-GAAP financial measure which is calculated in accordance with a standard developed by The Gold Institute, a worldwide association of suppliers of gold and gold products that ceased operations in 2002. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. New Gold reports total cash costs on a sales basis. The company believes that certain investors use this information to evaluate the company's performance and ability to generate liquidity through operating cash flow to fund future capital expenditures and working capital needs.  This measure, along with sales, is considered to be a key indicator of the company's ability to generate operating earnings and cash flow from its mining operations. Total cash costs include mine site operating costs such as mining, processing and administration costs, royalties, production taxes, and realized gains and losses on fuel contracts, but are exclusive of amortization, reclamation, capital and exploration costs and net of by-product sales. Total cash costs are then divided by ounces of gold sold to arrive at a per ounce figure. Co-product cash costs remove the impact of other metal sales that are produced as a by-product of gold production and apportion the cash costs to each metal produced on a percentage of revenue basis, and subsequently divides the amount by the total ounces of gold or silver or pounds of copper sold, as the case may be, to arrive at per ounce or per pound figures. Unless otherwise indicated, all total cash cost information in this news release is net of by-product sales. This data is furnished to provide additional information and is a non-GAAP financial measure. Total cash costs and co-product cash costs presented do not have a standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS and is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under GAAP. Further details regarding historical total cash costs and a reconciliation to the nearest IFRS measures are provided below and in the MD&A accompanying New Gold's financial statements filed from time to time on www.sedar.com.

TOTAL CASH COSTS AND ALL-IN SUSTAINING COSTS RECONCILIATION

	Three months ended June 30		Six months ended June 30
(in millions of U.S. dollars, except where noted)	2015	2014	2015	2014

Operating expenses	98.2	95.3	197.8	193.8
Treatment and refining charges on concentrate sales	8.5	8.7	15.9	17.5
Adjustments	1.0	0.5	1.6	0.4
Total cash costs before by-product revenue	107.7	104.5	215.3	211.7
By-product copper and silver sales	(71.7)	(83.2)	(134.5)	(166.5)
Total cash costs net of by-product revenue	36.0	21.3	80.8	45.2
Gold ounces sold	87,754	84,736	180,152	178,788
Total cash costs per gold ounce sold ($/ounce)	410	251	$449	$253
Total cash costs per gold ounce sold on a co-product basis($/ounce)	704	682	$717	$670
Total cash costs net of by-product revenue	36.0	21.3	80.8	45.2
Sustaining capital expenditures	35.7	26.5	73.4	54.0
Sustaining exploration - expensed & capitalized	1.2	4.2	3.2	6.3
Corporate G&A including share-based compensation	7.1	9.9	15.1	18.2
Reclamation expenses	0.9	1.2	2.0	2.7
Total all-in sustaining costs	80.9	63.1	174.5	126.4
All-in sustaining costs per gold ounce sold ($/ounce)	922	745	$969	$707
All-in sustaining costs per gold ounce sold on a co-product basis($/ounce)	1,007	974	$1,038	$935

(3) NET CASH GENERATED FROM OPERATIONS BEFORE CHANGES IN WORKING CAPITAL
"Net cash generated from operations before changes in working capital" and "Net cash generated from operations before changes in working capital per share" are non-GAAP financial measures with no standard meaning under IFRS, which excludes changes in non-cash operating working capital. Management uses this measure to evaluate the Company's ability to generate cash from its operations before temporary working capital changes.

NET CASH GENERATED FROM OPERATIONS BEFORE CHANGES IN WORKING CAPITAL RECONCILIATION

	Three months ended June 30		Six months ended June 30
(in millions of U.S. dollars, except where noted)	2015	2014	2015	2014

Net cash (used) generated from operations	56.9	59.3	$126.7	$140.7
Add back (deduct): Change in non-cash operating working capital	5.8	12.6	3.4	21.3
Net cash generated from operations before changes in non-cash working capital	62.7	71.9	130.1	162.0

Weighted average number of shares outstanding (in millions)	509.1	503.8	508.8	503.6
Net cash generated from operations per share	0.11	0.12	0.25	0.28
Net cash generated from operations before changes in working capital per share	0.12	0.14	0.26	0.32

(4) AVERAGE REALIZED PRICE
"Average realized price per ounce or pound sold" is a non-GAAP financial measure with no standard meaning under IFRS. Management uses this measure to better understand the price realized in each reporting period for gold, silver, and copper sales. Average realized price includes realized gains and losses from gold hedge settlements up until May 15, 2013 but excludes from revenues unrealized gains and losses on non-hedged derivative contracts and the revenue reduction related to the non-cash accounting charge as the loss incurred on the monetization of the company's legacy hedge position is realized into income over the original term of the hedge contract. Average realized price is intended to provide additional information only and does not have any standardized definition under IFRS; it should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate this measure differently and this measure is unlikely to be comparable to similar measures presented by other companies.

(5) ADJUSTED NET (LOSS)/EARNINGS
"Adjusted net (loss)/earnings" and "adjusted net (loss)/earnings per share" are non-GAAP financial measures. Net (loss)/earnings have been adjusted and tax affected for the group of costs in "Other gains and losses" on the condensed consolidated income statement. The adjusted entries are also impacted for tax to the extent that the underlying entries are impacted for tax in the unadjusted net (loss)/earnings from continuing operations. The company uses this measure for its own internal purposes. Management's internal budgets and forecasts and public guidance do not reflect fair value changes on senior notes and non-hedged derivatives, foreign currency translation and fair value through profit or loss and financial asset gains/losses. Consequently, the presentation of adjusted net earnings and adjusted net earnings per share enables investors and analysts to better understand the underlying operating performance of our core mining business through the eyes of management. Management periodically evaluates the components of adjusted net earnings and adjusted net earnings per share based on an internal assessment of performance measures that are useful for evaluating the operating performance of our business and a review of the non-GAAP measures used by mining industry analysts and other mining companies. Adjusted net (loss)/earnings and adjusted net (loss)/earnings per share are intended to provide additional information only and do not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other companies. They should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measures are not necessarily indicative of operating profit or cash flows from operations as determined under IFRS.

ADJUSTED NET (LOSS)/EARNINGS RECONCILIATION

	Three months ended June 30		Six months ended June 30
(in millions of U.S. dollars, except where noted)	2015	2014	2015	2014

Net earnings (loss) before taxes	10.3	17.0	($26.7)	$22.5
Loss (gain) on disposal of assets	0.8	0.0	0.7	(0.3)
Realized and unrealized gain on non-hedged derivatives	(7.0)	7.1	(11.5)	4.8
(Gain) loss on foreign exchange	(4.2)	(15.8)	31.8	3.0
Other	(0.7)	0.2	(0.9)	0.2
Loss on hedge monetization over original term of hedge	0.0	6.9	0.0	13.7
Adjusted net earnings (loss) before tax	(0.8)	15.4	(6.6)	43.9
Income tax expense	(0.9)	(0.8)	(7.7)	(8.1)
Income tax adjustments	0.4	(6.4)	7.9	(9.4)
Adjusted income tax expense	(0.5)	(7.2)	0.2	(17.5)
Adjusted net earnings (loss)	(1.3)	8.2	(6.4)	26.4
Adjusted earnings (loss) per share (basic)	(0.00)	0.02	(0.01)	0.05
Adjusted effective tax rate	68%	(47%)	(2%)	(40%)

(6) OPERATING MARGIN
"Operating margin" is a non-GAAP financial measure with no standard meaning under IFRS, which management uses to evaluate the Company's aggregated and mine-by-mine contribution to net earnings before non-cash depreciation and depletion charges.

OPERATING MARGIN RECONCILIATION

Three months ended June 30		Six months ended June 30
(in millions of U.S. dollars, except where noted)	2015	2014	2015	2014

Revenues	167.7	178.1	$336.6	$368.6
Less: Operating expenses	(98.2)	(95.3)	(197.8)	(193.8)
Operating margin	69.5	82.8	138.8	174.8
CONDENSED CONSOLIDATED INCOME STATEMENTS (unaudited)

	Three months ended June 30		Six months ended June 30
(in millions of U.S. dollars, except per share amounts)	2015	2014	2015	2014
Revenues	167.7	178.1	336.6	368.6
Operating expenses	98.2	95.3	197.8	193.8
Depreciation and depletion	50.9	52.7	106.0	104.3
Earnings from mine operations	18.6	30.1	32.8	70.5
Corporate administration	5.5	7.9	11.5	14.2
Share-based payment expenses	1.9	2.3	4.0	4.5
Exploration and business development	1.2	4.3	2.3	7.4
(Loss) earning from operations	10.0	15.6	15.0	44.4
Finance income	0.4	0.2	0.6	0.5
Finance costs	(10.6)	(7.3)	(21.4)	(14.7)
Other (losses)	10.5	8.5	(20.9)	(7.7)
(Loss) earning before taxes	10.3	17.0	(26.7)	22.5
Income tax recovery (expense)	(0.9)	(0.8)	(7.7)	(8.1)
Net (loss)	9.4	16.2	(34.4)	14.4
(Loss) earnings per share
Basic	0.02	0.03	(0.07)	0.03
Diluted	0.02	0.03	(0.07)	0.03
Weighted average number of shares outstanding (in millions)
Basic	509.1	503.8	508.8	503.6
Diluted	509.8	505.6	508.8	505.6

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (unaudited)

	As at June 30	As at December 31
(in millions of U.S. dollars)	2015	2014
ASSETS
Current assets
Cash and cash equivalents	326.8	370.5
Trade and other receivables	22.8	34.8
Inventories	186.8	187.5
Current income tax receivable	22.7	31.1
Prepaid expenses and other	5.7	10.6
Total current assets	564.8	634.5
Non-current inventories	70.5	66.5
Mining interests	3,092.5	3,008.7
Deferred tax assets	179.0	168.3
Other	3.7	3.8
Total assets	3,910.5	3,881.8
LIABILITIES AND EQUITY
Current liabilities
Trade and other payables	95.9	97.0
Current income tax payable	3.9	7.9
Total current liabilities	99.8	104.9
Reclamation and closure cost obligations	71.6	63.5
Provisions	10.0	9.4
Derivative liabilities	4.5	16.9
Long-term debt	879.3	874.3
Deferred tax liabilities	538.7	494.9
Deferred benefit	46.3	46.3
Other	0.3	0.4
Total liabilities	1,650.5	1,610.6
Equity
Common shares	2,839.9	2,820.9
Contributed surplus	100.6	96.7
Other reserves	(1.2)	(1.5)
Deficit	(679.3)	(644.9)
Total equity	2,260.0	2,271.2
Total liabilities and equity	3,910.5	3,881.8
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW (unaudited)

		Three months ended June 30		Six months ended June 30
(in millions of U.S. dollars)		2015	2014	2015	2014
OPERATING ACTIVITIES
Net loss		9.4	16.2	(34.4)	14.4
Adjustments for:
Realized losses on gold contracts		-	6.9	-	13.7
Realized and unrealized foreign exchange losses		(4.2)	(15.8)	31.8	3.0
Reclamation and closure costs paid		(0.1)	(0.4)	(0.2)	(0.6)
Gain on disposal of assets		0.8	-	0.7	(0.3)
Depreciation and depletion		50.7	52.5	105.8	104.0
Other non-cash adjustments		(1.4)	6.0	(5.9)	7.0
Income tax (recovery) expense		0.9	0.8	7.7	8.1
Finance income		(0.4)	(0.2)	(0.6)	(0.5)
Finance costs		10.6	7.3	21.4	14.7
		66.3	73.3	126.3	163.5
Change in non-cash operating working capital		(5.8)	(12.6)	(3.4)	(21.3)
Income taxes refunded (paid)		(3.6)	(1.4)	3.8	(1.5)
Cash generated from operations		56.9	59.3	126.7	140.7
INVESTING ACTIVITIES
Mining interests		(73.9)	(60.3)	(143.1)	(116.9)
Proceeds from the sale of assets		0.6	-	0.8	0.3
Interest received		0.4	0.2	0.6	0.4
Cash used in investing activities		(72.9)	(60.1)	(141.7)	(116.2)
FINANCING ACTIVITY
Issuance of common shares on exercise of options and warrants		-	0.4	0.1	1.0
Cash generated from financing activities		(26.1)	(25.7)	(26.0)	(25.1)
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS		3.1	2.4	(2.7)	0.2
Change in cash and cash equivalents		(39.0)	(24.1)	(43.7)	(0.4)
Cash and cash equivalents, beginning of period		365.8	438.1	370.5	414.4
Cash and cash equivalents, end of period		326.8	414.0	326.8	414.0
Cash and cash equivalents are comprised of:
Cash		232.8	284.0	232.8	284.0
Short-term money market instruments		94.0	130.0	94.0	130.0
		326.8	414.0	326.8	414.0

SOURCE New Gold Inc.

%CIK: 0000800166

For further information: Hannes Portmann, Vice President, Corporate Development, Direct: +1 (416) 324-6014, Email: info@newgold.com

CO: New Gold Inc.

CNW 17:22e 28-JUL-15